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                                                                     EXHIBIT 2.6


       NEWS BULLETIN                    RE:  ESCALON MEDICAL CORP.
            FROM:                            351 East Conestoga Road
The Financial Relations Board                Wayne, PA 19087
-----------------------------                (Nasdaq: ESMC)
       BSMG WORLDWIDE
--------------------------------------------------------------------------------

FOR FURTHER INFORMATION:

AT THE COMPANY:                       AT THE FINANCIAL RELATIONS BOARD, INC.
---------------                       --------------------------------------
Richard J. DePiano                    Alison Ziegler - General Info.
Chairman and CEO                      Cecelia Heer - Analyst Info.
610/688-6830                          Marty Gitlin - Media Info.
                                      212/661-8030

FOR IMMEDIATE RELEASE

                   ESCALON(R) MEDICAL CORP. ACQUIRES SONOMED
                   -----------------------------------------
                  DISCONTINUES CLINICAL TRIAL OF OCUFIT SR(R)

WAYNE, PA - JANUARY 18, 2000 -- Escalon Medical Corp. (Nasdaq: ESMC) today announced that it has acquired Sonomed, Inc. of Lake Success, New York, a privately-held manufacturer and marketer of ophthalmic ultrasound diagnostic devices. The purchase price was approximately $12.5 million in cash.

Sonomed, Inc., founded in 1983, is a premier ophthalmic ultrasound company offering a full line of A, B and Pachymeter ultrasound systems to measure the eyes and detect and examine abnormalities. The company's products are benefiting from the growth in refractive and cataract surgery and intraocular lens implants. Sonomed is profitable, with 1999 revenue of approximately $7.0 million, and will be run as a subsidiary of Escalon Medical. Existing management will remain at the company.

Escalon Chairman and Chief Executive Officer, Richard J. DePiano, commented, "The acquisition of Sonomed moves us further along on our strategy to focus the Company on profitable niche products where we can be a leader. Sonomed is a recognized expert in diagnostic devices to the ophthalmic industry and expands Escalon's own ophthalmic product offerings, creating additional synergies in the marketplace."

OCUFIT SR(R) TRIAL DISCONTINUED
Escalon Medical also announced that it has discontinued the Phase I human clinical trial for Ocufit SR(R), the Company's ophthalmic drug delivery system, which was being jointly developed with West Pharmaceutical Services, Inc. (NYSE:
WST).

Mr. DePiano commented, "Unfortunately, current results from the clinical trial do not justify the

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Escalon Medical Corp.
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continued investment in this product. While most costs related to Ocufit SR(R)
have been expensed, we expect to take a charge of approximately $170,000 in the fiscal second quarter to write off certain capitalized costs. Although we are disappointed to have to discontinue our development of Ocufit SR(R), we will now be able to reallocate our research and development spending into areas that show greater promise, such as povidone-iodine 2.5%."

Mr. DePiano concluded, "With the recent sale of our Adatosil Silicone Oil, the expected write-off from Ocufit SR(R) and rising research and development expenses due to the clinical trials of Ocufit SR(R) and povidone-iodine 2.5%, we expect to report a net loss in our fiscal second quarter, which ended December 31, 1999."

Escalon Medical expects to report results for its fiscal second quarter in mid February 2000.

Founded in 1987, Escalon develops, markets and distributes ophthalmic surgical and pharmaceutical products as well as vascular access devices to fund a targeted research and development effort. The Company utilizes strategic partnerships to help finance its development programs and is also seeking acquisitions to further diversify its product line to achieve critical mass in sales and take better advantage of the Company's distribution capabilities. Escalon has headquarters in Wayne, Pennsylvania and manufacturing operations near Milwaukee, Wisconsin.

Note: This press release contains statements that are forward-looking, including statements about the Company's future prospects. They are based on the Company's current expectations and are subject to a number of uncertainties and risks. Actual results may be affected by, among other things, uncertainties related to recent acquisitions, uncertainties and risks related to new product development and introduction cycles, research development activities, including failure to demonstrate clinical efficacy, delays by regulatory authorities, scientific and technical advances by the Company or third parties, introduction of competitive products, third party reimbursement and physician training. Further information about these and other relevant risks and uncertainties may be found in the Company's report on Form 10-K, and its other filings with the Securities and Exchange Commission, all of which are available from the Commission as well as other sources.


   To receive additional information on ESCALON MEDICAL CORP., via fax, at no charge, dial 1-800-PRO-INFO and enter code ESMC.

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